

January 23, 2013

Via E-mail
Clint E. Stein
Chief Financial Officer
Columbia Banking System, Inc.
1301 "A" Street
Tacoma, Washington 98402-4200

> **Re:** **Columbia Banking System, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 17, 2013**
> **File No. 333-184742**

Dear Mr. Stein:

We have reviewed your amendment and response letter dated January 17, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated January 11, 2013 and are unable to agree with your analysis. Please provide the requested information in a pre-effective amendment to the proxy statement/prospectus.

2. Please update your disclosure to add a Recent Developments section discussing the results of the fourth quarter ended December 31, 2012.

Material United States Federal Income Tax Consequences of the Merger

General

3. It appears that each counsel has filed a short-form tax opinion. Please revise both the Exhibit 8 short-form opinions and the tax disclosure in the proxy statement/prospectus to

clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please also revise your disclosure on page 110 to delete the statement that the discussion is intended only as a summary of material United States federal income tax consequences of the merger. Please refer to Section III.B.2. of Staff Legal Bulletin No. 19.

Tax Consequences of the Merger Generally to Holders of West Coast Common Stock, page 109

4. The tax consequences discussed appear to be based on the assumption that the mergers, taken together, will be treated as a reorganization within the meaning of Section 368(a). It is not appropriate to assume any legal conclusion underlying the opinion. Please revise. Please refer to Section III.C.3. of Staff Legal Bulletin No. 19.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc. Via E-mail
     Stephen Klein
     Graham & Dunn PC